Exhibit 99.2

Wednesday, 8 February 2012 The Manager ASX Market Announcements ASX 20 Bridge Street SYDNEY NSW 2000	James Hardie Industries SE ARBN 097 829 895 Level 3, 22 Pitt Street Sydney NSW 2000 Australia Telephone (02) 8274 5239 Fax (02) 8274 5218 GPO Box 3935 Sydney NSW 2001 Australia

Dear Sir/Madam

James Hardie will conduct a management briefing on its 3rd Quarter FY12 results on Tuesday, 28 February 2012.

No physical briefing will be held for this quarter’s results. A teleconference and webcast will be available for analysts, investors and media, as below:

Time:	10.00am Australian Eastern Daylight Time (AEDT)

Dial in:	+61 2 9007 3187

Confirmation ID for the teleconference: 725674

URL:	http://www.ir.jameshardie.com.au/jh/results_fy_2012.jsp

Yours faithfully

/s/ Sean O’Sullivan SEAN O’SULLIVAN

VICE PRESIDENT - INVESTOR AND MEDIA RELATIONS